Mail Stop 4561

      July 1, 2005

James A. Barth
Senior Vice President, Finance and Administration, and
Chief Financial Officer
NetIQ Corporation
3553 North First Street
San Jose, CA  95134
(408) 856-3000

	Re:	NetIQ Corporation
		Form 10-K: For the Fiscal Year Ended June 30, 2004
      Filed September 10, 2004
		Form 10-Q: For the Fiscal Period Ended September 30,
2004
		Filed November 5, 2004
		Form 10-Q: For the Fiscal Period Ended December 31, 2004
		Filed February 4, 2005
		Form 10-Q: For the Fiscal Period Ended March 31, 2005
		Filed May 6, 2005
      File No. 000-26757

Dear Mr. Barth,

      We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




Form 10-K for the Fiscal Year Ended June 30, 2004

Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page 17

1. We note from information in your proxy statement that your CEO agreed to forgo receiving a salary and bonus for fiscal years 2004 and 2005 in lieu of receiving stock based compensation. Tell us what consideration you gave to discussing the impact of the forgone salary in the MD&A section of your Fiscal 2004 Form 10-K.

Item 9A. Controls and Procedures, page 42

2. We note your statements that "controls and procedures, no matter how well designed and operated, are subject to inherent limitations" and "disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives". Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management`s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC
Release No. 33-8238, available on our website at
<http://www.sec.gov/rules/final/33-8238.htm>.

*	*	*	*	*

      As appropriate, please respond to these comments via EDGAR within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Steve Williams at (202) 551-3478 if you have any questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3730 with any other questions.


							Sincerely,



							Stephen Krikorian
      						Accounting Branch Chief




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James A. Barth
NetIQ Corporation
July 1, 2005
Page 1